United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Vale informs on proposals for capital increase and mergers Rio de Janeiro, February 26, 2026 – Vale S.A. (“Vale” or the “Company”) announces that its Board of Directors approved, on this date, without any qualifications by the Fiscal Council, a proposal to increase the Company’s share capital, without the issuance of new shares, in the amount of BRL 500,000,000.00, through the capitalization of a portion of the Tax Incentive Reserve. The proposal provides for an amendment to the caput of Article 5 of the Company’s Bylaws to reflect the new amount of the capital stock. The Board of Directors also approved the proposal for the merger, by Vale, of its wholly owned subsidiaries Baovale Mineração S.A. (“Baovale”) and CDA Logística S.A. (“CDA”). The proposed mergers are intended to streamline the Vale Group’s corporate structure, consistent with the Company’s organizational simplification process, and will not result in an increase in capital stock or the issuance of new shares. The proposed capital increase, together with the related amendment to the Company’s Bylaws, as well as the proposed mergers of Baovale and CDA, will be submitted for approval by the Shareholders’ General Meeting, which is expected to be convened on March 12, 2026, and held on April 30, 2026, respectively. Marcelo Feriozzi Bacci Executive Vice President, Finance and Investor Relations For further information, please contact: Vale.RI@vale.com Thiago Lofiego: thiago.lofiego@vale.com Luciana Oliveti: luciana.oliveti@vale.com Pedro Terra: pedro.terra@vale.com Patricia Tinoco: patricia.tinoco@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 26, 2026		Director of Investor Relations